Mail Stop 3561

May 26, 2006

Scott Gallagher, Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

     Re: **FTS Group, Inc.**
             Registration Statement on Form SB-2
             Filed May 2, 2006
             File No. 333-133749
             Form 10-KSB for the fiscal year ended December 31, 2005
             Form 10-QSB for fiscal quarter ended March 31, 2006
             File No. 0-24829

Dear Mr. Gallagher:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a press release dated January 19, 2006 announcing David Rasmussen as your new chief operating officer. It is unclear why you did not filed an Item 5.02 Form 8-K with respect to this event. Please advise.

Registration Statement on Form SB-2

2. We note that you are registering the resale of common shares by selling shareholders who obtained shares of common stock and warrants in a private

placement transaction. We also note in the first paragraph on page 14 that you do not currently have enough authorized shares of common stock to issue all of the shares on this registration statement. Please provide us with your analysis therefore of whether the sale of common shares is complete. Please also describe in appropriate sections of the registration statement the impact upon the warrant holders in the event that the increase in authorized shares is not approved.

3. Please revise your disclosure throughout your prospectus to clarify what common stock is being registered. For instance, in the fee table or a footnote to the fee table and in the Selling Stockholders section, please clearly identify what shares of common stock are issuable upon the exercise of the warrants and conversion of the notes. Specify the warrants and notes to which you refer, the exercise and conversion prices and any other material terms.

4. We note a press release dated October 5, 2005 regarding a share spin-off of FTS Wireless, Inc. Please revise the disclosure in the document as appropriate to address the current plans if any for the spin-off.

Registration Statement Facing Page

5. Please add an entry indicating that securities are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1 to review the disclosure that you should include.

Risk Factors, page 4

6. Please add a risk factor discussing the fact that you currently do not have enough authorized shares of common stock to issue all the shares on this registration statement. Please also quantify the number of shares authorized and the amount currently issued and outstanding.

7. In order for investors to understand the magnitude of the risks in your risk factors, to the extent practicable please quantify the following:

- Your reliance on third party vendors in the risk factor "We depend on third party vendors and if we are not able to secure . . ." on page 7;

- Your revenues earned based on agreements with cellular and satellite service providers in the risk factor "We earn revenues based on agreements with cellular and satellite service . . ." on page 7; and

- Your reliance on revenue from your products that rely on third party networks to operate in the risk factor "We sell products that rely on third party networks to operate . . ." on page 8.

We only recently acquired our operating unit and have been selling wireless . . ., page 5

8. Please specify the percent of revenues derived from your retail wireless operations.

Our stock price is volatile and you may not be able to sell your shares . . ., page 6

9. We note that your common stock is highly volatile and has experienced and is likely to experience significant price and volume fluctuations. Please specify the price and volume fluctuation ranges of your common stock for the past six months.

Use of Proceeds, page 8

10. Please indicate the amount you will receive if all the warrants are exercised.

Selling Security Holders, page 8

11. Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters.

12. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

- The selling stockholder purchased the shares in the ordinary course of business, and

- At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Description of Securities, page 14

13. Please advise or revise your disclosure to reflect that the one million Series B shares were outstanding as of April 28, 2006, not 2005. We refer you to the paragraph heading, Authorized Capital.

Description of Business, page 15

14. We are not able to access the www.satphonecentral.com you reference in the second paragraph on page 16. Please confirm this website is fully operational and the length of time this website has been conducting business. If the website is not presently operating, please revise your filing to reflect the present status of this website.

15. We note only a limited offering of ring tones and wallpaper on your website www.cellchannel.com. Please tell us if you charge fees for the product and service offerings and how this website serves your current business model. If the website has not generated revenue, please disclose why not, if and when you expect it to generate revenue.

16. Please provide support for your statement that you develop, invest in and acquire "cash-flow positive businesses and viable business projects."

17. Please expand and revise your business section to help investors understand the nature of your business and major sources of revenue. For instance, you should specify whether significant amounts of your revenue are derived from the sale of specific products or services on either the "bricks" or "clicks" side of your business. You mention that you sell Metro PCS wireless handsets and service plans on page 17, but it is unclear how significant this is to your business. Also, when you discuss products and services throughout your business section, you should elaborate on the types of products and services offered. As one example, we note on page 17 that you resell products and services from other NVNOs, but it is unclear what products and services you resell. Please revise throughout this section.

The Market for our Products and Services, page 16

18. We note the disclosure in the second paragraph of this section. Please revise your disclosure to elaborate on the increase in wireless subscribers. Specify the wireless subscribers to which you are referring. Indicate the number of subscribers you currently have and the turnover rate for your subscribers. Also, specify the market share you claim to be gaining and the niche sectors of the industry in which you have targeted your marketing and product mix.

19. Please provide us a copy of the Cellular Telecommunications & Internet Association wireless industry survey released in June 2005 and the trends study from Deloitte Research. Please clearly mark the sections of the reports that support the statistics mentioned. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.

Competition, page 17

20. Your disclosure is too generic for investors to understand your competition business position. Please revise your disclosure to discuss the specific markets in and services for which you compete.

Management's Discussion and Analysis or Plan of Operation, Page 19

21. Here or in another appropriate section of the registration statement, please describe the transactions in which the selling shareholders acquired their common shares, warrants and notes that are listed in the footnotes to the selling security holders table on pages 9-10.

22. Please discuss whether you expect revenues, operating expenses, etc. to increase, decrease, or remain constant, and explain why. Similarly, please identify and discuss any industry trends or uncertainties that will impact your revenues, costs, etc. For example, in a press release dated April 18, 2006, we note that you are currently engaged in negotiations with several privately held organizations seeking to be acquired. See SEC Release No. 33-8350 and Item 303 of Regulation S-B.

23. We note several press releases discussing your trends and financial condition. Specifically, we note the press release dated January 3, 2006 which discusses your acquisition of See World Satellites, Inc. Please include the forecast information set forth in the press release. For example, the press release states that you expect the acquisition to increase 2006 revenue by $5.5 to $7 million dollars. The press release also states that you expect the acquisition to immediately expand FTS Wireless operations with new markets. This and other similar information in your press releases are the types of information that appropriately belong in your registration statement. Please revise.

24. Please expand your discussion and analysis to discuss each separate element of revenue and costs of goods sold that significantly impacted your operations for the comparative periods. For example, please disclose how much of the recent revenue increase is attributable to activation, long distance, roaming or other service fees, new products or service offerings and changes in your pricing structure. Please also disclose why there was a material change in the relationship between costs and revenues. We note that you experienced an increase in gross profit in 2005 in comparison to 2004; however, you experienced a 12% decrease in the gross margin rate over the same comparative period. See Item 303(b)(1) of Regulation S-B.

25. Please expand your disclosure to help investors understand the reasons for the changes in your results of operations. For instance, when discussing why sales revenue increased in 2005, you should specify how the acquisition, development of new stores and opening of new retail outlets specifically contributed to the increase. If specific services or products contributed to the increase, you should specify what those services and products were. As another example, when discussing the reasons for your net loss in 2005, you should elaborate on the reasons why consulting fees and financing-related expenses were lower. Please revise throughout this section.

Liquidity and Capital Resources, page 20

26. Please describe the underlying reasons that created material changes in your working capital. For example, current assets were largely affected by cash and prepaid expenses increases of over 1,000% in 2005 in comparison to 2004. Current liabilities were affected by an accounts payable increase of 80% and certain notes payable decreases of 100% for the same comparable periods. See Item 303(b)(1)(i) of Regulation S-B.

27. Please specify whether you will be able to fulfill your cash obligations within the next twelve months. Also, specify that your auditors expressed substantial doubt about your ability to continue as a going concern.

28. Please expand your disclosure regarding the equity line of credit with Dutchess Private Equities Fund to discuss material terms and the impact of the equity line on your business. Also, clarify, if true, that the equity line of credit has closed.

Subsequent Events, page 20

29. We note that as part of the acquisition of See World Satellites, Inc., you issued one million shares of preferred stock to Richard Miller. Please clarify who Richard Miller is and what relation he has to See World Satellites.

30. Please explain the business purpose of the See World Satellites, Inc. acquisition. Explain how the acquisition adds value to your company and will allow you to fulfill payment on your note obligations. Also, please revise to clarify that you acquired See World Satellites, Inc. on January 3, 2006 and not January 3, 2005.

Critical Accounting Policies and Estimates, page 21
Cash and Cash Equivalents, page 21

31. Please confirm that securities with an original maturity of three months or less are cash and cash equivalents. To the extent that the original maturity is not three

months or less, these amounts should be excluded from cash and cash equivalents classification.

Certain Relationships and Related Transactions, page 22

32. Please tell us how you accounted for the issuances of related party notes and restricted shares. It is not clear if issuing restricted stock 'relating to the loan agreements' discloses that you issued restricted shares in partial or complete extinguishment of the notes. Tell us if you modified the original terms of the loans on issuance of the restricted shares or if cash, shares or a combination of consideration was issued as consideration to partially or completely extinguish the notes. Please disclose if a note is paid in full or the amount outstanding as of your balance sheet date.

Financial Statements, page F-1

33. Please update your financial statements to include the next interim period. See Rule 310(g) of Regulation S-X. Please also update your management's discussion and analysis for the additional interim period.

Consolidated Balance Sheets, page F-3

34. We note the sum of common shares outstanding and potentially issuable exceeds the 150 million common shares currently authorized. Please tell us if settlement of outstanding warrants is within your control and if these instruments should be classified as permanent equity, temporary equity, asset or liability. See paragraph 19 of EITF 00-19. In your response please include a detailed explanation that supports your current accounting treatment including classification and measurement. Include all applicable accounting pronouncements to support your conclusion. Also, please tell us if you are required to obtain shareholder approval to increase your authorized shares in order to net share settle or physically settle the outstanding warrants and convertible notes.

Consolidated Statements of Operations, page F-4

35. We note that you generate revenue from various sources including satellite handsets, cellular accessories, Wi-Fi access equipment, cellular activations and service plans; satellite television activation and installations and regional service for Wi-Fi and Dish Networks, Inc. Please advise or revise your presentation to separately present revenue and cost of sales for products, services, rentals and other to the extent that each class is 10% or more of the sum of these items for any period presented. See Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

36. We note that you incurred an impairment loss in 2004. Please revise your
    financial statements to include the loss as part of the operating loss. See SFAS
    144.

Consolidated Statements of Cash Flows, page F-6

37. Please advise or revise your statement to exclude restricted cash from cash and
    cash equivalents in the statement of cash flows. In your response please tell us
    the nature of the underlying restriction to support your revised characterization
    and classification. See the speech by Christine Q. Davine at the 1996 Twenty-
    Third Annual National Conference on Current SEC Developments at
    www.sec.gov.

Notes to Consolidated Financial Statements, page F-7

1. Summary of Significant Accounting Policies, page F-7

38. Please include a policy note that describes the provisions for the restricted cash
    including if it is internally, contractually or legally restricted; the limitations on
    withdrawal or usage and the period of restriction, as applicable. See Rule 5-02.1
    of Regulation S-X.

39. Please revise your filing to disclose how you account for consideration or "in-
    store promotions" you give to customers, where you classify the costs in your
    statements of operations and the amounts recognized for each year presented. See
    EITF 01-9. Please also confirm that you do not receive any consideration from
    vendors in the form of a reduction of the price of products or services. If so,
    please include an accounting policy disclosure, to the extent applicable. See EITF
    02-16.

Investment Securities, page F-7

40. Please tell us the amount of investment securities held at December 31, 2005, and
    where they are presented in your balance sheets and statements of cash flow. If
    you do not possess any investment securities, please confirm this in your
    response.

Revenue Recognition, page F-8

41. We refer you to the disclosure on page 16. Please tell us if you recognize revenue
    at the inception or at a later point in time for cellular contracts containing the right
    to refund activation commissions up to 180 days after contact signing. Tell us
    why you recognize the entire amount of revenue in one period or over multiple

periods, as applicable. To the extent that any amount of revenue is recognized prior to the 180 day threshold, please tell us how you determine customer acceptance, when customer acceptance provisions lapse and how you determine you have substantially completed your obligations to perform under the contract. See paragraph 3.b. of SAB Topic 13A. Please include in your response the applicable accounting pronouncement(s) to support your conclusion. Please revise your disclosure to include your accounting policy for revenue arrangements where customer acceptance provisions preclude immediate recognition, as applicable.

42. Please tell us how you recognize activation and installation fees and other recurring fees for cellular, satellite TV or any existing service contracts. Also tell us if you receive trade-in allowances from vendors, the amount received in the periods presented and how you account for the allowances. In your response please include all relevant terms of the agreements and cite any applicable accounting pronouncements that support your conclusions. Also, please confirm and disclose that you recognize product revenue upon receiving customer acceptance after products are delivered, as provided in SAB No. 104.

43. Please tell us if you recognize revenue associated with the American Connection LLC agreement on a gross or a net basis. For example, tell us if you recognize revenue for the entire customer order for wireless service subscriptions and products sales submitted to American Connection or if you recognize the net amount retained by you, i.e. the commission paid by American Connection. If you record on a gross basis, please tell us why you act as a principal in the transaction and include the indicators of gross revenue reporting. See EITF 99-19. Also, please tell us if other agreements exist where you are paid a commission and may act as an agent in the transaction. Please revise your accounting policy to state your compliance with the Issue, as applicable.

Impairment of Long Lived Assets, page F-8

44. Please revise your policy to explain that goodwill and indefinite lived intangible asset impairment is always assessed based upon a comparison of carrying value with fair value. Please confirm to us that your policies conform to the requirements of SFAS 142, notwithstanding the error in your policy note.

Advertising Costs, page F-9

45. Please disclose your advertising expenses or tell us where you have disclosed them. See SOP 93-7.

2. Property and Equipment, page F-11

    46. Please revise your table, or your policy note, to include the estimated useful lives for each fixed asset class.

3. Convertible Debt, page F-12

    47. Please list all outstanding issuances of debt, debentures, notes and lines of credit in a table that reconciles to your balance sheets and lists the following:

- The general character of each issuance;
- A brief indication of priority;
- The effective rate of interest;
- The date of maturity, or, if maturing serially, a brief indication of serial maturities, such as 'maturing serially from 2005 to 2010';
- If the payment of principal or interest is contingent, an indication of the contingency; and
- A brief description of collateralization.

    See Rule 5-02.22 of Regulation S-X. Also include a brief description of restrictive and compliance covenants and the status of compliance or default, as applicable, and a table that discloses the aggregate maturities for all long-term obligations for each of the five years following the most recent balance sheet date and thereafter. See paragraph 10 of SFAS No. 47.

    48. Please tell us how you accounted for the issuance of stock and warrants with the convertible notes.

6. Notes Payable to Individuals, page F-13

    49. Please revise the footnote heading to indicate the notes are payable to a related party and revise the disclosure to include the disclosure requirements in paragraphs 2 through 4 of SFAS No. 57.

11. Stock, page F-15

    50. Please revise your disclosure to specify the type of instrument – common shares, warrants, etc. – issued to the chief executive officer under the employment agreement dated November 15, 2005. See page F-17.

12. Warrants and Options, page F-17

51. Please tell us if the reduction in exercise prices of A and B warrants on September 28, 2005 was treated as a modification of these awards. If so, please tell us how you measured the incremental compensation cost and disclose the amounts and the period(s) of recognition. If not, please tell us how you concluded the reduction in exercise price was not a modification. See paragraph 51 of SFAS No. 123(R).

52. Please revise your disclosure to separately include the tabular information for warrants and options. See paragraphs A.240 and A.241 of SFAS 123(R).

Where to Find More Information About Us, page 45

53. We note that you reference the old address of the Securities and Exchange Commission. Please revise to include our new address at 100 F Street, NE, Washington, D.C. 20549.

Recent Sales of Unregistered Securities, page 46

54. Please provide all the information required by Item 701 of Regulation S-B. For instance, specify the date rather than the period during which the securities were sold for the various transactions listed. Also, please identify the persons or class of persons to whom you sold the securities. We note the December 31, 2004, March 4, 2005, and December 29, 2005 transactions as a few examples where further disclosure is needed.

Exhibits

55. Please file or incorporate by reference all material agreements. For instance, we note your employment agreement with Scott Gallagher as described on page 24, your agreement with Master Agent Wireless Channels, Inc. as described on page 17, and the secured promissory note you issued to See World Satellites, Inc. as described on page 20. We also note the various transactions listed in your "Certain Relationships and Related Transactions" section on page 22. Please also list in the exhibit index the Form 8-K filed on January 5, 2006, which includes the agreements governing your class A and B warrants.

Exhibit 23.1 Consent of R.E. Bassie & Co., page 51

56. Please include a consent for the use of the audit report issued by Withum, Smith & Brown, P.C.

Undertakings, page 51

    57. Please provide the complete undertakings as required by Item 512(a) of Regulation S-B.

Form 8-K/A filed on March 3, 2006

See World Satellites, Inc. Statement of Operations, page 6

    58. Please tell us why the loss on disposal of assets is not included as part of income from operations. Please see paragraph 45 of SFAS 144. In your response provide us with a detailed description of the facts and circumstances of the asset disposition. Please revise the financial statements if necessary.

Unaudited Pro-forma Consolidated Balance Sheet, page 13

    59. Please revise your consolidating balance sheets and statements of operations to reflect the historical balance sheets of FTS Group, Inc. and See World Satellites, Inc. and reflect all pro-forma adjustments in a separate column as of the end of the period presented. Include a footnote disclosure to explain the nature of each pro-forma adjustment.

Unaudited Pro-forma Consolidated Statement of Operations, page 14

    60. Please explain why interest expense does not agree to the interest expense included in the audited historical financial statements. We note the consolidated balance sheet presents all previously outstanding debt and the addition of the $3.5 million promissory note.

    61. Please include both primary and fully diluted earnings per share data for each period presented. See Rule 11-02(b)(7) of Regulation S-X.

Unaudited Pro-forma Consolidated Statement of Operations, page 15

    62. Pro forma statements of operation should only be presented for the most recent interim and annual periods. In the future, including any amendments to the previously filed report on Form 8-K as well as in any pro forma financial statements that may be included with your registration statement, do not present pro forma statement of operations for the year ended December 31, 2004.

Form 10-KSB for the fiscal year ended December 31, 2005

    63. Where applicable, please revise to comply with the above comments.

Form 10-QSB for fiscal quarter ended March 31, 2006

64. Where applicable, please revise to comply with the above comments.

Item 1. Financial Statements, page 1

65. You are required to file the review report of your independent public accountant if you state the interim financial statements were reviewed. Please revise your financial statements to include the review opinion or remove the reference.

Consolidated Balance Sheets, page 2

66. We note that you have a $70,000 investment in a private entity as of the interim period. Revise the notes to your financial statements to provide disclosure about this investment as it appears that this is a significant change from the year end. At a minimum you should disclose the nature of the investment and the underlying entity, how you account for the investment and the fair value of the investment as of the balance sheet date.

Consolidated Statements of Cash Flows, page 4

67. Please tell us how you present the acquisition of See World Satellites and your basis in U.S. GAAP. We would expect to see one line item in investing activities for the fair value of assets acquired less liabilities assumed as adjusted for shares issued and cash acquired.

Notes to Consolidated Financial Statements, page 5

Note 2 Property and Equipment, page 9

68. Tell us why there was a substantial increase in accumulated depreciation during the period. Tell us whether you have recorded acquired assets at their fair market value and whether you depreciate the acquired assets over the remainder of their useful life.

Note 10. See World Satellites, Inc. Acquisition, page 13

69. Please disclose the reasons for the difference between disclosed purchase prices for See World Satellites. Paragraph 1 of footnote 10 discloses $5.5 million in consideration paid. The tabular information discloses $6,018,798 in purchase price allocated to acquired assets and liabilities.

70. Please tell us your process for assigning the purchase price to acquired assets and liabilities assumed on the basis of their fair values. We note there are no adjustments to the historical See World Satellites financial statements. We also note that you have not identified any intangible assets apart from goodwill. Please tell us how you concluded that no value was assignable to intangible assets. In your response, please specifically include your consideration of Richard E. Miller's non-compete and consulting agreements, acquired retail lease agreements, the Echostar agreements and other material contracts, customer lists, trade names and other items, as applicable. See paragraphs 39 and A14 of SFAS No. 141.

71. Please revise your financial statement to include the pro forma results of operations in the detail required by paragraph 58 of SFAS 141.

11. Related Party Transactions, page 14

72. Please tell us how you determined that 500,000 preferred shares satisfies the requirement to issue $1 million worth of convertible preferred stock, as prescribed in the stock purchase agreement. In your response please include in your consideration that the agreement states "the value of the shares will be based on the closing price of the Purchaser's stock on the date of Closing." The closing price of your common shares on January 3, 2006 was $0.04 per share.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik at (202) 551-3317, David Mittelman, Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy M. Trombly, Esq.
        Fax: 617-243-0066